SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 3) (1)

                              ISLAND PACIFIC, INC.
                                (Name of Issuer)

                   COMMON STOCK, $0.0001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   464478106
                                 (CUSIP Number)

                                Michael Robinson
                  Corporate Secretary and Group Legal Director
                               The Sage Group plc
                                   North Park
                     Newcastle upon Tyne NE13 9AA, England
                         Telephone: +44 (191) 294-3000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:
                              Marc R. Packer, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       525 University Avenue, Suite 1100
                              Palo Alto, CA 94301
                           Telephone: (650) 470-4500

                               February 15, 2006
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------                    ---------------------------
CUSIP No. 464478106                     13D          Page 2 of 6  Pages
--------------------------------                    ---------------------------
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           NAME OF REPORTING PERSONS
    1      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           The Sage Group plc                               I.D. No.
---------- --------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    2                                                                  (a)  [ ]
                                                                       (b)  [ ]
---------- --------------------------------------------------------------------
           SEC USE ONLY
    3
---------- --------------------------------------------------------------------
           SOURCE OF FUNDS (See Instructions)
    4
           WC
---------- --------------------------------------------------------------------
           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5      TO ITEMS 2(d) or 2(e)                                            [ ]

---------- --------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
           England and Wales
---------- --------------- ------- --------------------------------------------
         NUMBER              7     SOLE VOTING POWER

           OF                      0

         SHARES            ------- --------------------------------------------
                             8     SHARED VOTING POWER
      BENEFICIALLY
                                   28,758,700 (See Item 5)
        OWNED BY           ------- --------------------------------------------
                             9     SOLE DISPOSITIVE POWER
          EACH
                                   28,758,700 (See Item 5)
        REPORTING          ------- --------------------------------------------

         PERSON              10    SHARED DISPOSITIVE POWER

          WITH                     0
s--------- --------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   11      PERSON

           28,758,700 (See Item 5)
---------- --------------------------------------------------------------------
           CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   12      SHARES (See Instructions)                                        [ ]

---------- --------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
           34.5% (See Item 5)
---------- --------------------------------------------------------------------
           TYPE OF REPORTING PERSON (See Instructions)
   14
           CO
---------- --------------------------------------------------------------------

              This Amendment No. 3 (the "Amendment No. 3") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on November 24, 2003 as such original filing was amended and supplemented by Amendment No. 1 filed on March 1, 2004 and Amendment No. 2 filed on June 10, 2004 (as amended, the "Schedule 13D"), by The Sage Group plc, a company organized under the laws of England and Wales ("Sage"), with respect to the shares of common stock, $0.0001 par value per share ("Common Stock"), of Island Pacific, Inc., a Delaware corporation (the "Company"). Except as indicated in this Amendment No. 3, all other information set forth in the
Schedule 13D remains unchanged and capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

Item 4.       Purpose of Transaction.

              Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs following the last paragraph of Item 4:

              On February 15, 2006, Sage and the Company entered into a Stock Repurchase Agreement (the "Repurchase Agreement"), pursuant to which, subject to the terms and conditions set forth in the Repurchase Agreement, Sage agreed to sell and the Company agreed to repurchase all of the shares of Common Stock beneficially owned by Sage, including the shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Shares"), for cash consideration of $750,000 (the "Purchase Price"). The Purchase Price will be paid by the Company in monthly payments of $100,000 for seven consequent months, commencing on February 15, 2006, and in the eighth month an additional payment of $50,000. In consideration for the Purchase Price, Sage also agreed to the cancellation of its options to purchase 71,812 shares of Common Stock, which cancellation was effected upon delivery of the first payment received on February 21, 2006. Pursuant to the terms of the Repurchase Agreement, Sage will retain the share certificates for the Shares and record title to such Shares as security until all payments, including accrued interest, are made by the Company. The Company has the right to prepay, without premium or penalty, all or part of the outstanding payments and accrued interest. The Repurchase Agreement further provides that if the Company is in material default under the Repurchase Agreement and fails to cure within 30 days of receiving notice of such default, Sage has the option to (a) rescind the sale and return all payments received by Sage at that time, less Sage's reasonable costs incurred in connection with the Repurchase Agreement, plus a termination fee of 30% of the payments received or
(b) retain all payments received at that time and deliver to the Company the share certificates representing the number of shares for which Sage has received payment.

              In connection with the Repurchase Agreement and as a condition to the obligations set forth therein, Sage and the Company also entered into a Voting Agreement, dated as of February 15, 2006 (the "Repurchase Voting Agreement"), pursuant to which Sage agreed to vote the Shares as directed by Barry Schechter, the Chief Executive Officer of the Company; provided that Sage is not obligated to vote the Shares in favor of any action (a) that would adversely affect the rights, powers and privileges of Sage as a stockholder of the Company or the value of Sage's interest in the Company, in either case, disproportionately from any other stockholder of the Company or (b) in which Barry Schechter or any other officer or director of the Company or any of their respective affiliates, directly or indirectly, has any interest other than as a stockholder of the Company. The term of the Repurchase

Voting Agreement commences on February 15, 2006 and continues until (i) the Company makes the final payment due under the Repurchase Agreement and Sage delivers to the Company the share certificates for the Shares; provided, that the Repurchase Voting Agreement will be suspended for the Company's failure to make timely payments until such time that the Company re-commences such payments and pays all past-due amounts or (ii) the earlier termination of the Repurchase Agreement.

              The foregoing descriptions of the Repurchase Agreement and the Repurchase Voting Agreement are qualified in their entirety by reference to the full texts of such agreements, which are incorporated herein by reference and copies of which are filed as Exhibits 9 and 10, respectively, to this Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

              Item 5 of the Schedule 13D is hereby amended by replacing paragraphs (a) to (b) with the following:

              (a) - (b) The number of shares of Common Stock that may be deemed to be beneficially owned by Sage is equal to 28,758,700 which consists of (i) 8,923,915 shares of Common Stock and (ii) 19,834,785 shares of Common Stock issuable upon conversion of 141,000 shares of Series A Preferred Stock, which in the aggregate constitute approximately 34.5% of the issued and outstanding shares of Common Stock (based on 63,486,885 shares of Common Stock of the Company outstanding as of January 31, 2005, as disclosed by the Company in its Form 10-Q, filed on February 14, 2005, plus the shares of Common Stock referred to in clause (ii) above).

              With respect to all of the 28,758,700 shares of Common Stock that may be deemed to be beneficially owned by Sage, Sage has sole dispositive power and may be deemed to share voting power with Mr. Schechter. Sage believes that
(a) Mr. Schechter is the Chief Executive Officer of the Company; (b) Mr. Schechter is a citizen of the United States of America; (c) Mr. Schechter's business address is c/o Island Pacific, Inc., 19800 MacArthur Boulevard, 12th floor, Irvine, CA 92612; (d) the principal business of the Company is retail software solutions, store operations, CRM and multi-channel software solutions and (e) during the past five years Mr. Schechter has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Schechter was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

              Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following sentence to the end of paragraph (c):

              The response to Item 4 of this Amendment No. 3 is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

              The response to Item 4 of this Amendment No. 3 is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

                  Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following Exhibits 9 and 10 at the end of the Exhibit Index.

    Exhibit
      No.         Exhibit Name
    -------       ------------

       9 Stock Repurchase Agreement, dated as of February 15, 2006, by and between Island Pacific, Inc. and The Sage Group plc

       10 Voting Agreement, dated as of February 15, 2006, by and between Island Pacific, Inc. and The Sage Group plc

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 21, 2006                         The Sage Group plc



                                                  By: /s/ Michael Robinson
                                                     --------------------------
                                                  Name:  Michael Robinson
                                                  Title: Company Secretary

                                  EXHIBIT INDEX

    Exhibit
      No.         Exhibit Name
    -------       ------------

       9 Stock Repurchase Agreement, dated as of February 15, 2006, by and between Island Pacific, Inc. and The Sage Group plc

       10 Voting Agreement, dated as of February 15, 2006, by and between Island Pacific, Inc. and The Sage Group plc